UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to §240.13d-1(a) and Amendments

Thereto Filed Pursuant to §240.13d-2(a)

Under the Securities Exchange Act of 1934

Red Violet, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

75704L104

(CUSIP Number)

Joshua B. Weingard, Esq.

Red Violet, Inc.

2650 North Military Trail, Suite 300

Boca Raton, Florida 33431

(561) 757-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 26, 2018

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75704L104	Page 2 of 7

1.	NAMES OF REPORTING PERSONS Michael Brauser
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 863,316
	8.	SHARED VOTING POWER 488,509(1)
	9.	SOLE DISPOSITIVE POWER 863,316
	10.	SHARED DISPOSITIVE POWER 488,509(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,351,825 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.2%(2)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Includes (i) 301,857 shares held by Grander Holdings, Inc. 401K (“Grander”), of which Michael Brauser is the trustee; (ii) 183,151 shares held by Birchtree Capital, LLC of which Michael Brauser is the manager (“Birchtree”); (iii) 2,417 shares held by Betsy and Michael Brauser Charitable Family Foundation, Inc., of which Mr. Brauser is a director; and (iv) 1,084 shares held by BSIG LLC, an entity over which Michael Brauser exercises investment control.
(2)	Based on 10,266,612 shares of the Issuer’s Common Stock outstanding as of March 26, 2018.

CUSIP No. 75704L104	Page 3 of 7

1.	NAMES OF REPORTING PERSONS Grander Holdings, Inc. 401K
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 301,857 (1)
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 301,857 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 301,857 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.9%(2)
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1)	Includes 301,857 shares held by Grander, of which Michael Brauser is the trustee.
(2)	Based on 10,266,612 shares of the Issuer’s Common Stock outstanding as of March 26, 2018.

CUSIP No. 75704L104	Page 4 of 7

1.	NAMES OF REPORTING PERSONS Birchtree Capital, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 183,151(1)
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 183,151(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 183,151(1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%(2)
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1)	Includes 183,151 shares held by Birchtree of which Michael Brauser is the manager.
(2)	Based on 10,266,612 shares of the Issuer’s Common Stock outstanding as of March 26, 2018.

CUSIP No. 75704L104	Page 5 of 7

Item 1.	Security and Issuer.

This Schedule 13D is filed by Michael Brauser, Grander Holdings, Inc. 401K and Birchtree Capital, LLC (collectively, the “Reporting Persons”) with respect to shares of common stock, par value $0.001 per share, of Red Violet, Inc., a Delaware corporation (the “Issuer”), formerly a wholly-owned subsidiary of Cogint, Inc., also a Delaware corporation (“cogint”). Effective March 26, 2018, the Issuer and cogint entered into a Spin-Off as further described in Item 3 below.

The principal executive offices of the Issuer are located at 2650 North Military Trail, Suite 300, Boca Raton, Florida 33431.

Item 2.	Identity and Background.

The Reporting Persons are a party to the Stockholders’ Agreement with the Separately Filing Group Members (as defined below) and certain other non-reporting stockholders effective as of March 26, 2018 (the “Stockholders’ Agreement”), pursuant to which, among other things, the parties agreed to vote in favor of Michael Brauser’s nominees for the Issuer’s board of directors. As a result, the Reporting Persons may be deemed to be a member of a “group” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Persons, Ryan Schulke and certain of his affiliates, Matthew Conlin and certain of his affiliates (collectively, the “Separately Filing Group Members”). It is the understanding of the Reporting Person that certain of the Separately Filing Group Members are each filing separate Schedule 13Ds under the Exchange Act when required to do so.

The principal business address of the Reporting Persons is 2650 North Military Trail, Suite 300, Boca Raton, FL 33431. Mr. Brauser’s principal occupation is Manager of Marlin Capital Partners, LLC, a private investment company. Mr. Brauser is a United States citizen.

During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On March 26, 2018, in connection with the Spin-off of Red Violet, Inc. by cogint, 100% of the Issuer’s common stock was distributed pro rata to holders of cogint’s common stock and certain warrants. Holders of cogint common stock received one share of the Issuer’s common stock for each 7.5 shares of cogint common stock held as of the close of business on the Record Date.

The Spin-off is governed by a Separation and Distribution Agreement (the “Separation Agreement”) and other related agreements (collectively, the “Spin-off Documents”), which provide the terms and conditions of the separation of the two businesses and for the Spin-off, which include Issuer’s right to a $20.0 million cash contribution from cogint before the Spin-Off.

Before the Record Date, cogint accelerated the vesting of all outstanding restricted stock units (“RSUs”) and stock options owned by employees or independent contractors of the Issuer and delivered all shares of common stock underlying such RSUs and stock options exercised before the Record Date, so that such shares participated in the Spin-off pro rata.

In addition, holders of certain warrants to purchase cogint common stock participated in the Spin-off pro rata, in accordance with the terms of their warrants.

In aggregate, 10,266,612 shares of the Issuer’s common stock were distributed in the Spin-off on the Effective Date.

Item 4. Purpose of Transaction.

The information regarding the Spin-off in Item 3 is incorporated herein by reference.

The Reporting Persons acquired the Issuer’s common stock for investment purposes. The Reporting Persons may, from time to time, depending upon market conditions and other factors deemed relevant by the Reporting Persons, acquire additional shares of the Issuer’s common stock, or securities convertible into the Issuer’s common stock. The Reporting Persons reserve the right to, and may in the future choose to, change their purpose with respect to their investment and take such actions as they deem appropriate in light of the circumstances including, without limitation, to dispose of, in the open market, in a private transaction or by gift, all or a portion of the shares of the Issuer’s common stock which they now own or may hereafter acquire.

CUSIP No. 75704L104	Page 6 of 7

Other than as described above, the Reporting Persons do not have any present plan or proposal as stockholders which relates to, or would result in any action with respect to, the matters listed in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) The Reporting Persons are the beneficial owners of 1,351,825 shares of common stock of the Issuer, in the aggregate, representing 13.2% of the Issuer’s outstanding Common Stock.

As of the date hereof, Michael Brauser beneficially owned 1,351,825 shares of common stock of the Issuer, representing 13.2% of the Issuer’s outstanding Common Stock, which includes (i) 301,857 shares held by Grander, of which Michael Brauser is the trustee; (ii) 183,151 shares held by Birchtree, of which Michael Brauser is the manager; (iii) 2,417 shares held by Betsy and Michael Brauser Charitable Family Foundation, Inc., of which Mr. Brauser is a director; and (iv) 1,084 shares held by BSIG LLC, an entity over which Michael Brauser exercises investment control.

The parties to the Stockholders’ Agreement, including the Reporting Persons and the Separately Filing Group Members, may be deemed part of a “group” within the meaning of Section 13(d)(3) of the Exchange Act. Accordingly, such group collectively may beneficially own 30.9% of the 10,266,612 shares of common stock outstanding. Shares of common stock listed as beneficially owned by the Reporting Person excludes shares of common stock held by any of the other parties to the Stockholders’ Agreements, including the Separately Filing Group Members, as to which the Reporting Person disclaims beneficial ownership.

As of the date hereof, Grander beneficially owned 301,857 shares of common stock of the Issuer, representing 2.9% of the Issuer’s common stock.

As of the date hereof, Birchtree beneficially owned 183,151 shares of common stock of the Issuer, representing 1.8% of the Issuer’s common stock.

The percentage of beneficial ownership is based upon 10,266,612 shares of the Issuer’s common stock outstanding as of March 19, 2018.

(b) The information contained on the cover page to this Schedule 13D is incorporated herein by reference.

(c) Transactions in the Issuer’s securities effected by the Reporting Persons during the past sixty days:

On March 28, 2018, the Reporting Person purchased an aggregate of 10,000 shares of the Issuer’s common stock at an average price of $6.00 per share.

There were no additional transactions in the last 60 days.

(d)-(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7.	Materials to be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement, dated as of April 6, 2018 by and among the Reporting Persons.

Exhibit 99.2	Stockholders’ Agreement, dated March 26, 2018, by and among Michael Brauser, Birchtree Capital, LLC, Grander Holdings, Inc. 401K, Ryan Schulke, RSMC Partners LLC, Matthew Conlin, Matthew Conlin Grantor Retained Annuity Trust, Conlin Family Foundation, Sean Cullen and Matthew Koncz.

CUSIP No. 75704L104	Page 7 of 7

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 6, 2018	By:	/s/ Michael Brauser
Michael Brauser

GRANDER HOLDINGS, INC. 401K

Dated: April 6, 2018	By:	/s/ Michael Brauser
Michael Brauser, Trustee

BIRCHTREE CAPITAL, LLC

Dated: April 6, 2018	By:	/s/ Michael Brauser
Michael Brauser, Manager